MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1

Tel:  (905) 726-2462
Fax:  (905) 726-7164


April 1, 2009


CORRECTION NOTICE

Please note the following correction to the Financial Summary contained in the Supplementary Financial and Share Information on page 80 as published in our 2008 Annual Report: Total Sales for 2005 is incorrectly stated as "2,811" instead of "22,811".

This typographical error has been corrected in the on-line version of our 2008 Annual Report which is available on our website www.magna.com.

We apologize for any inconvenience this may have caused.